UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cavanal Hill Distributors Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Williams Center, 15th Floor
(No. and Street)

Tulsa	Oklahoma	74172
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Swanson	918-295-0550	cswanson@bokf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Williams Center, Suite 1700	Tulsa	Oklahoma	74172
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Swanson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cavanal Hill Distributors, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public
State of Oklahoma
Jennifer Monnot
TULSA COUNTY
COMMISSION #08004056
Comm. Exp. 04-09-2028

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENT
CAVANAL HILL DISTRIBUTORS, INC.
Year Ended December 31, 2024
With Report of Independent
Registered Public Accounting Firm

Cavanal Hill Distributors, Inc.

Financial Statement
As of
December 31, 2024

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statement
Statement of Financial Condition 2
Notes to Financial Statement 3



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Cavanal Hill Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cavanal Hill Distributors, Inc. (the "Company") as of December 31, 2024, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

Tulsa, Oklahoma

January 31, 2025

Cavanal Hill Distributors, Inc.

Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	2,180,539
Receivable from mutual fund		743,479
Premises and equipment, net		71,940
Prepaid expenses and other assets		83,707
Income tax receivable from Parent		115,510
Total assets	$	3,195,175
Liabilities and stockholder's equity		
Liabilities:		
Payable to affiliate	$	788,960
Payable to broker/dealer		20,654
Deferred income tax liability, net		150
Total liabilities		809,764
Stockholder's equity:		
Common stock, $1 par value – 1,000 shares authorized and issued		1,000
Additional paid-in capital		22,188,699
Retained deficit		(19,804,288)
Total stockholder's equity		2,385,411
Total liabilities and stockholder's equity	$	3,195,175

See accompanying notes to financial statement.

Cavanal Hill Distributors, Inc.

Notes to Financial Statement
As of December 31, 2024

---

1. Organization and Description of Business

Cavanal Hill Distributors, Inc. ("CHD" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("BOKF" or "the Parent"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") effective August 9, 2016. CHD is licensed as a broker/dealer engaged solely as a mutual fund distributor and underwriter for Cavanal Hill Funds, a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940 (the "1940 Act"). The Company operates under provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly claims exemption from the remaining provisions of the Rule. We are not required to maintain a "Special Account for the Exclusive Benefit of Customers."

BOKF NA, a wholly owned subsidiary of the Parent, is custodian for the Cavanal Hill Funds. Cavanal Hill Investment Management, a wholly owned subsidiary of BOKF NA, serves as investment advisor and administrator to the Cavanal Hill Funds. BOKF, NA is also a qualified member of the selling group, as defined in the Selling Group Member Agreement, and receives commissions from CHD based upon the average net asset balances of Cavanal Hill Funds held by their customers. CHD's Parent is a financial holding company authorized to conduct the full range of activities permitted under Section 4(k) of the US Bank Holding Company Act.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing the financial statement are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposit accounts and money market funds. As of December 31, 2024, cash and cash equivalents includes $1,835,841 in a money market fund sponsored by an unrelated global investment bank and $344,698 on deposit with BOKF, NA, an affiliated bank. Interest revenue is recorded as earned.

Premises and Equipment

Premises and equipment consist of capitalized occupancy costs, office equipment, furniture, and data processing assets. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years.

Prepaid Expenses and Other Assets

Prepaid expenses include advances to the Cavanal Hill transfer agent to facilitate payment of broker dealer commissions (12b-1 fees) and other expenses.

Income Taxes

The Parent and its subsidiaries, including the Company, file consolidated tax returns. The Company provides for income taxes on a separate return basis and remits to the Parent any amounts determined to be currently payable. The Parent is agent for the Company under the tax sharing agreement with the Company and has no ownership rights to any refunds received for the benefit of the Company.

Deferred tax assets and liabilities are based upon the temporary differences between the values of assets and liabilities as recognized in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect of changes in statutory tax rates on the measurement of deferred tax assets and liabilities is recognized through income tax expense in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized.

Unrecognized tax benefits are included in accrued current income taxes payable for the uncertain portion of recorded tax benefits and related interest. These uncertainties result from the application of complex tax laws, rules, regulations and interpretations, primarily in state taxing jurisdictions. Unrecognized tax benefits are assessed quarterly and may be adjusted through current income tax expense in future periods based on changing facts and circumstances, completion of examinations by taxing authorities or expiration of a statute of limitations. Estimated penalties and interest on uncertain tax positions are recognized in income tax expense.

Recent Accounting Pronouncements

FASB ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

FASB ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*

The FASB issued ASU 2023-09 on December 14, 2023, which amends income tax disclosures to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The new guidance requires the entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is currently assessing the impact ASU 2023-09 will have on its income tax disclosures.

3. Net Capital Requirements

CHD is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2024, CHD's net capital position was as follows:

Net capital, as defined	$	2,033,541
Net capital required		53,984
Excess capital	$	1,979,557
Net capital ratio***		39.82%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

CHD does not carry its own customer accounts.

4. Related-Party Transactions

At December 31, 2024, payable to affiliate of $788,960 consisted of of fees collected from the Cavanal Hill Funds and payable to BOKF, NA and net intercompany settlement of certain operating expenses paid by BOKF, NA on behalf of CHD. CHD's financial obligations to BOKF, NA are guaranteed by a pledge of cash collateral by the Parent.

Current income taxes receivable from Parent of $115,510 included a receivable of $110,370 for state income taxes and a receivable of $5,140 for federal income taxes. CHD is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between CHD and the Parent, income taxes are allocated to CHD on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

BOKF's board has approved ongoing capital contributions to cover expenses of the Company. In 2024, BOK Financial contributed $2,553,050 in cash and share based compensation.

5. Commitments and Contingencies

A former employee has claimed that, as a male, he was terminated when, under like circumstances, females were not terminated. That claim of discrimination is pending in the Oklahoma County District Court. Management is advised by counsel that a loss is not probable, and a reasonable estimate of the amount of the loss is not reasonably estimable.

6. Income Taxes

The net deferred tax liability was $150 as of December 31, 2024. The net deferred tax liability consists of deferred tax assets of $2,388 and deferred tax liabilities of $2,538. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized. No valuation allowance was required at December 31, 2024. The deferred income taxes relate to stock compensation and depreciation.

There were no uncertain tax positions at December 31, 2024.

Federal statutes remain open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

7. Subsequent Events

CHD has evaluated events from the date of the financial statement on December 31, 2024, through the date the financial statement was issued. No events were identified requiring recognition in and/or disclosure in the financial statement.